Exhibit 99.1

Second Quarter 2015

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Company Overview
Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health.
Our drug development efforts are focused currently on two lead, clinical-stage development compounds: zoptarelin doxorubicin, which has the potential to become the first United States ("US") Food and Drug Administration ("FDA")-approved medical therapy for advanced, recurrent endometrial cancer, and Macrilen™, a novel orally-active ghrelin agonist for use in evaluating adult growth hormone deficiency ("AGHD"). Additionally, our Erk inhibitors and luteinizing hormone releasing hormone ("LHRH")-Disorazol Z compounds, potential oncology-indication product candidates, are in pre-clinical development.
We also continue to work concurrently to pursue strategic commercial initiatives in connection with our goal to become a commercially operating specialty biopharmaceutical organization. Our vision includes in-licensing, acquiring, promoting or co-promoting additional appropriate commercial products, as well as optimizing the ultimate launch of our potential product candidates (i.e. Macrilen™ and zoptarelin doxorubicin) in certain strategic territories, including the US, Canada and the European Union, where we already have business activities. We also intend to license out certain commercial rights to licensees in territories where such out-licensing would enable the Company to ensure development, registration and launch of our product candidates.
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ"), under the symbol "AEZS", and on the Toronto Stock Exchange ("TSX"), under the symbol "AEZ".
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and six-month periods ended June 30, 2015. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's condensed interim consolidated financial statements and the accompanying notes thereto as at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014 (the "condensed interim consolidated financial statements"). Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, and as otherwise noted.
About Forward-Looking Statements
This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as "anticipate", "assume", "believe", "could", "expect", "foresee", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "seek", "should", "strive", "target" and "will". Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A and others of which are discussed under the caption "Key Information – Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the

(1)

Second Quarter MD&A - 2015

timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development ("R&D") projects, the successful and timely completion of clinical studies, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, uncertainties related to the regulatory process and general changes in economic conditions. See also the section entitled "Risk Factors and Uncertainties" in this MD&A.
Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Key Developments
Status of Our Drug Pipeline
(1) Phase 2 in ovarian cancer completed.
(2) Investigator-driven and sponsored.
(3) Potential oral prostate cancer vaccine available for co-development/out-licensing.
(4) Available for co-development/out-licensing.
(5) Compound library transferred to The Medical University of South Carolina ("MUSC"). We have access to future potential development candidates.

(2)

Second Quarter MD&A - 2015

Zoptarelin Doxorubicin
Zoptarelin doxorubicin is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is an LHRH agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors. Potential benefits of this targeted approach include a better efficacy and a more favorable safety profile with lower incidence and severity of side effects as compared to doxorubicin alone.
We believe that zoptarelin doxorubicin has the potential to become the first FDA-approved medical therapy for advanced, recurrent endometrial cancer, potentially resulting in the compound's rapid adoption as a novel core therapy for patient treatment and management, representing a significant potential market opportunity for the Company. Moving forward, we will continue to develop our commercialization plans regarding zoptarelin doxorubicin in this indication. In addition, contingent on the success of the ZoptEC (Zoptarelin Doxorubicin in Endometrial Cancer) Phase 3 clinical trial, we have additional areas of interest for further therapeutic development, including ovarian, prostate, triple negative breast cancer and potentially bladder cancer.
On April 16, 2015, we announced that we had filed an application for a European patent on a novel method of manufacturing zoptarelin doxorubicin. Because this compound is a complex molecule, it is expensive to synthesize, and the requested patent, if granted, may make it difficult for generic manufacturers to produce zoptarelin doxorubicin on a financially feasible basis once our composition of matter patent on the compound expires. Further, the claimed manufacturing process is expected to result in a significant reduction in cost of goods sold, providing a stronger competitive position for the Company.
On April 27, 2015, we announced that an independent Data and Safety Monitoring Board ("DSMB") for the pivotal Phase 3 ZoptEC clinical trial with zoptarelin doxorubicin in women with advanced, recurrent or metastatic endometrial cancer had completed a pre-specified first interim futility analysis (after 128 events). The DSMB recommended that the Phase 3 clinical trial continue as planned.
On June 30, 2015, we announced that we had reached our goal of completing enrollment of 500 patients for the Phase 3 ZoptEC clinical trial.
Macrilen™ (macimorelin)
On April 13, 2015, we announced plans to conduct a new confirmatory Phase 3 clinical trial to demonstrate the efficacy of Macrilen™, as well as a dedicated thorough QT study to evaluate the effect of Macrilen™ on myocardial repolarization. During an end-of-review meeting with the FDA on March 6, 2015, we and the FDA agreed on the general design of the confirmatory Phase 3 clinical trial of Macrilen™, as well as on evaluation criteria. The clinical trial, which was recently initiated, will be conducted as a two-way crossover with the insulin tolerance test as the benchmark comparator. The clinical trial population will consist of patients with a medical history documenting risk factors for AGHD and will include a spectrum of patients from those with a low risk of having AGHD to those with a high risk of having the condition. Our goal is to initiate the QT study at the beginning of 2016. We currently estimate that it will take approximately 18 months to complete the trials, with a combined expenditure of between $6 million and $7 million over that period.
On May 26, 2015, we announced that we had received written scientific advice from the European Medicines Agency ("EMA") regarding the further development plan, including the study design, for the new confirmatory Phase 3 clinical trial of Macrilen™, following a Scientific Advice Meeting that had been held earlier that month. As a result of the advice, we believe that the confirmatory Phase 3 clinical trial that was discussed with the FDA last March meets the EMA's study-design expectations.
On June 25, 2015, we announced that we had entered into an agreement with Ergomed PLC (formerly Ergomed Clinical Research Limited, hereafter referred to as "Ergomed"), pursuant to which Ergomed will manage the new confirmatory Phase 3 clinical trial of Macrilen™. Ergomed is already the clinical research organization supporting our pivotal Phase 3 ZoptEC clinical trial.

(3)

Second Quarter MD&A - 2015

Pre-clinical developments
As for our compounds in earlier stages of development, and as part of our resource optimization program implemented in 2014, we have decided to streamline our drug discovery activities and focus on specific projects related to our Erk inhibitors and our LHRH-disorazol Z product candidates.
On July 28, 2015, we announced that we had granted to German life sciences entrepreneurs with a proven track-record of funding the development and commercialization of biotechnology (the "Optionee"), an option to license our live recombinant allogenic oral cancer vaccine technology (the "Technology"), including AEZS-120, the most advanced product candidate for prostate cancer which is ready to enter into a Phase 1 clinical trial. This option was granted to the Optionee worldwide, for a period of twelve months, in exchange for an upfront fee. Pursuant to the option agreement, the Optionee has the right to obtain a worldwide exclusive license to develop, use and sell products relating to the Technology and AEZS-120, in exchange for milestone payments and royalties on net sales of any product developed from the Technology and an equity interest in the company formed to develop the Technology. At the present time, we hold worldwide rights to the Technology, including AEZS-120.
On July 29, 2015, we announced that we had selected an optimized Erk inhibitor molecule, AEZS-140 and back-up candidates, for development, thus achieving another important milestone in the development of a new class of potential cancer therapies. AEZS-140 and the back-up candidates have demonstrated improved plasma exposure in rodents as well as enhanced anti-tumor efficacy in comparison to our previous lead compound, AEZS-134. Furthermore, AEZS-140 was profiled against several clinical Raf, Mek and Erk inhibitors and demonstrated very competitive activity. We will proceed with the next development steps for AEZS-140 and the back-up compounds, including in depth profiling in vitro and, also, further in vivo tumor models. We are seeking proposals from parties who are interested in either co-developing or licensing the compounds.
Commercial Developments
EstroGel®
During the quarter, we continued our promotional efforts related to our agreement with ASCEND Therapeutics US LLC ("ASCEND") to detail EstroGel®, a leading non-patch transdermal hormone replacement therapy product, in specific agreed-upon US territories in exchange for commissions revenue that is based upon incremental sales of the product that are generated over pre-established baselines.
Saizen®
On May 8, 2015, we announced that we had entered into a promotional services agreement with EMD Serono, Inc., the US and Canadian biopharmaceutical businesses of Merck KGaA of Darmstadt, Germany ("EMD Serono"), allowing us to promote Saizen® [somatropin (rDNA origin) for injection] to designated medical professionals in specified US territories. Saizen® is a recombinant human growth hormone registered in the US for the treatment of growth hormone deficiency in children and adults. Under this agreement, we are detailing Saizen® to designated medical professionals, representing an important incremental field promotion activity in support of the EMD Serono's product. Payment to Aeterna Zentaris is based on new, eligible patient starts on Saizen® above an agreed-upon baseline.
On July 27, 2015, we announced that our contractual sales force had started promoting Saizen® in 25 territories in the United States, pursuant to the above-mentioned agreement with EMD Serono. This represents an expansion of 6 territories to our existing structure.
Our commercial operations consist of a full-time sales force and a sales-management staff. We currently have 19 sales representatives in the US, which will be expanding to 25, all of whom provide and will provide services pursuant to our agreement with a contract sales organization.

(4)

Second Quarter MD&A - 2015

Corporate Developments
Lease agreement
Subsequent to quarter-end, we terminated our lease arrangement for laboratory, office and storage space in Germany and entered into a new lease agreement for the rental of less space on the same premises.  The new lease will enable us to save an estimated $0.5 million per year commencing in 2016 and through the expiry of the lease term, which is April 30, 2021.
Public Offering
In connection with the public offering completed in March 2015 (the "March 2015 Offering"), between March 23, 2015 and June 16, 2015, all of the pre-funded Series C Warrants were exercised, resulting in the issuance of a total of approximately 34.6 million common shares. Additionally, between June 1, 2015 and June 30, 2015, approximately 3.0 million of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of approximately 14.4 million common shares.
Subsequent to quarter-end, between July 1, 2015 and August 12, 2015, we issued a total of approximately 42.4 million common shares pursuant to the exercise of approximately 5.9 million Series B Warrants on an alternate cashless basis.
Minimum Bid Price Rule
On June 18, 2015, we announced that we had received a notice from the NASDAQ Listing Qualifications Department determining that the Company is eligible for an additional 180 calendar day period, until December 14, 2015, to regain compliance with the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2). Our shares continue to trade on the NASDAQ under the symbol AEZS.

(5)

Second Quarter MD&A - 2015

Condensed Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except share and per share data)	2015	2014	2015	2014
	$	$	$	$
Revenues
License fees and other	197	—	270	—
	197	—	270	—
Operating expenses
Research and development costs	4,476	5,462	8,941	11,292
General and administrative expenses	2,001	2,471	5,445	4,444
Selling expenses	1,709	477	3,409	869
	8,186	8,410	17,795	16,605
Loss from operations	(7,989)	(8,410)	(17,525)	(16,605)
Finance income	444	3,161	239	7,150
Finance costs	(7,603)	—	(7,498)	(98)
Net finance (costs) income	(7,159)	3,161	(7,259)	7,052
Net loss from continuing operations	(15,148)	(5,249)	(24,784)	(9,553)
Net income (loss) from discontinued operations	49	225	(51)	173
Net loss	(15,099)	(5,024)	(24,835)	(9,380)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(494)	(117)	1,281	(94)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,261	(1,111)	960	(2,070)
Comprehensive loss	(13,332)	(6,252)	(22,594)	(11,544)
Net loss per share (basic and diluted) from continuing operations	(0.14)	(0.09)	(0.27)	(0.17)
Net income (loss) per share (basic and diluted) from discontinued operations	0.00	0.00	0.00	0.00
Net loss (basic and diluted) per share	(0.14)	(0.09)	(0.27)	(0.17)
Weighted average number of shares outstanding:
Basic	110,639,931	56,513,969	91,254,475	55,722,113
Diluted	110,639,931	56,513,969	91,254,475	55,722,113

(6)

Second Quarter MD&A - 2015

Revenues
Revenues recorded during the three-month and six-month periods ended June 30, 2015 resulted primarily from the amortization of a one-time, non-refundable payment made to us in December 2014 in connection with a master collaboration agreement, a technology transfer and technical assistance agreement and a license agreement we entered into with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") related to zoptarelin doxorubicin. In addition, we began generating commissions revenue in connection with our co-promotion efforts related to EstroGel®, pursuant to the co-promotion services agreement entered into with ASCEND.
We expect revenues during the second half of 2015 to be higher than those recorded during the first half of 2015 due to the recording of higher commissions revenue associated with our promotional efforts related to EstroGel® and Saizen®.
Operating Expenses
R&D costs were $4.5 million and $8.9 million for the three-month and six-month periods ended June 30, 2015, respectively, compared to $5.5 million and $11.3 million for the same periods in 2014.
The decrease for the three-month and six-month periods ended June 30, 2015, as compared to the same periods in 2014, is attributable to lower comparative employee compensation and benefits costs, facilities rent and maintenance as well as other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our global resource optimization program as well as to the weakening, in 2015, of the EUR against the US dollar, which has appreciated on average by approximately 22.6% from the six-month period ended June 30, 2014 to the same period in 2015. This decrease was partly compensated by higher third-party costs, as described below.
The following table summarizes our R&D costs by nature of expense:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
	$	$	$	$
Third-party costs	2,958	2,371	6,131	4,914
Employee compensation and benefits	913	1,731	1,954	4,181
Facilities rent and maintenance	208	457	543	905
Other costs*	397	903	588	1,292
Gain on disposal of equipment	—	—	(274)	—
	4,476	5,462	8,942	11,292
 _________________________
*    Includes depreciation, amortization, impairment charges, reversal of impairment charges and of unused provision as well as operating foreign exchange losses.
The following tables summarize primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and six-month periods ended June 30, 2015 and 2014.

(in thousands, except percentages)	Three months ended June 30,		Three months ended June 30,
Product Candidate	2015		2014
	$	%	$	%
Zoptarelin doxorubicin	2,359	79.7	2,058	86.8
Erk inhibitors	439	14.8	94	4.0
Macrilen™, macimorelin	88	3.0	102	4.3
LHRH-Disorazol Z	42	1.4	12	0.5
Other	30	1.1	105	4.4
	2,958	100.0	2,371	100.0

(7)

Second Quarter MD&A - 2015

(in thousands, except percentages)	Six months ended June 30,		Six months ended June 30,
Product Candidate	2015		2014
	$	%	$	%
Zoptarelin doxorubicin	5,162	84.2	3,937	80.1
Erk inhibitors	655	10.7	296	6.0
Macrilen™, macimorelin	170	2.8	144	2.9
LHRH-Disorazol Z	89	1.5	155	3.2
Other	55	0.8	382	7.8
	6,131	100.0	4,914	100.0
As shown above, a substantial portion of the quarter-to-date and year-to-date third-party R&D costs relates to development initiatives associated with zoptarelin doxorubicin, and in particular with our Phase 3 ZoptEC clinical trial initiated in 2013 with Ergomed. Third-party costs attributable to zoptarelin doxorubicin increased by $0.3 million and $1.2 million during the three-month and six-month periods ended June 30, 2015, respectively, as compared to the same periods in 2014, mainly due to a higher comparative number of patients enrolled in the clinical trial. As noted above, this trial is now fully enrolled.
During the six-month period ended June 30, 2015, ongoing services provided by Ergomed included the conducting of monitoring visits at various clinical sites, screening and enrolment initiatives, investigation-related management and analysis as well as regulatory and quality assurance support. ZoptEC-related efforts are progressing in accordance with pre-established timelines. As we continue to closely monitor all initiatives supported by Ergomed, we may decide to revise some of the trial's parameters or expand the scope of work performed by Ergomed, and consequently, total estimated costs in connection with the co-development and revenue sharing agreement may be adjusted. To date, our arrangement with Ergomed has been revised following our decision to open additional clinical sites and to perform additional sub-studies, resulting in overall, cumulative cost increases of approximately $1.8 million, as compared to our original expectations. We currently estimate that we will incur approximately $8.8 million pursuant to our agreement with Ergomed over the next 18 months as we proceed with and complete our ZoptEC trial and assuming that upcoming second interim results justify continuing this study.
Excluding the impact of foreign exchange rate fluctuations, we expect R&D costs to increase in the second half of 2015, as compared to the first half of 2015, with the recent initiation of our confirmatory Phase 3 clinical trial for MacrilenTM. However, based on currently available information and forecasts, and excluding the impact of foreign exchange rate fluctuations, we continue to expect that we will incur overall R&D costs of between $21 million and $23 million for the year ended December 31, 2015.
General and administrative ("G&A") expenses were $2.0 million and $5.4 million for the three-month and six-month periods ended June 30, 2015, respectively, as compared to $2.5 million and $4.4 million for the same periods in 2014.
The comparative year-to-date increase is mainly attributable to transaction costs incurred in connection with the completion of the March 2015 Offering.
Excluding the impact of foreign exchange rate fluctuations, we expect G&A expenses to decrease in the second half of 2015, as compared to the first half of 2015, due to the recording in the first quarter of non-recurring transaction costs related to the March 2015 Offering. Based on currently available information and forecasts, excluding the impact of foreign exchange rate fluctuations, we now expect that our G&A expenses will increase for the year ended December 31, 2015, as compared to the year ended December 31, 2014, mainly due to the aforementioned recording of transaction costs in connection with the completion of the March 2015 Offering.
Selling expenses were $1.7 million and $3.4 million for the three-month and six-month periods ended June 30, 2015, respectively, as compared to $0.5 million and $0.9 million for the same periods in 2014.
The increase in selling expenses for the three-month and six-month periods ended June 30, 2015, as compared to the same periods in 2014, is mainly attributable to the implementation of our promotional activities associated with EstroGel® in the last quarter of 2014. More specifically, during the three-month and six-month periods ended June 30, 2015, approximately $1.0 million and $2.0 million, respectively, of our selling expenses represented increased costs associated with our contracted sales force and our own sales and marketing staff.

(8)

Second Quarter MD&A - 2015

We expect selling expenses to increase slightly in the second half of 2015, as compared to the first half of 2015, mainly as we plan to expand the size of our contracted sales force from 19 to 25 sales representatives in order to support our promotional efforts associated with Saizen®.
Net finance costs increased by $10.3 million and $14.3 million for the three-month and six-month periods ended June 30, 2015, as compared to the same periods in 2014. These increases are almost entirely attributable to the change in fair value of our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and the Black-Scholes option pricing models, of currently outstanding share purchase warrants. The "mark-to-market" warrant valuation most notably has been impacted by the issuance of 74.6 million additional share purchase warrants and by the closing price of our common shares, which, on the NASDAQ, decreased from $0.60 per share as of December 31, 2014 to $0.28 per share as of June 30, 2015. Furthermore, the assumptions that have been applied to determine the fair value of the alternate cashless feature included in the Series B Warrants significantly impacted the “mark-to-market” valuation during the most recent quarter.
Net loss for the three-month and six-month periods ended June 30, 2015 was $15.1 million and $24.8 million, or $0.14 and $0.27 per basic and diluted share, compared to $5.0 million and $9.4 million, or $0.09 and $0.17 per basic and diluted share, for the same periods in 2014.
The increase in net loss for the three-month period ended June 30, 2015, as compared to the same period in 2014, is predominantly due to higher comparative net finance costs and to higher comparative selling expenses, partially offset by lower comparative R&D costs, as presented above.
The increase in net loss for the six-month period ended June 30, 2015, as compared to the same period in 2014, is predominantly due to higher comparative net finance costs, to higher comparative selling expenses and to higher comparative G&A expenses, partially offset by lower comparative R&D costs, as presented above.

(9)

Second Quarter MD&A - 2015

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
	$	$	$	$
Revenues	197	73	11	—
Loss from operations	(7,989)	(9,536)	(10,947)	(9,843)
Net (loss) income from continuing operations	(15,148)	(9,636)	3,995	(11,629)
Net (loss) income	(15,099)	(9,736)	4,153	(11,337)
Net (loss) income per share from continuing operations (basic and diluted)*	(0.14)	(0.13)	0.06	(0.20)
Net (loss) income per share (basic and diluted)*	(0.14)	(0.13)	0.06	(0.20)

(in thousands, except for per share data)	Three months ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
	$	$	$	$
Revenues	—	—	—	17
Loss from operations	(8,410)	(8,195)	(7,972)	(8,648)
Net loss from continuing operations	(5,249)	(4,304)	(10,596)	(7,799)
Net (loss) income	(5,024)	(4,356)	(8,243)	3,842
Net loss per share from continuing operations (basic and diluted)*	(0.09)	(0.08)	(0.28)	(0.26)
Net (loss) income per share (basic and diluted)*	(0.09)	(0.08)	(0.22)	0.13
_________________________

*
Net (loss) income per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net (loss) income per share amounts may not equal year-to-date net (loss) income per share.

Historical quarterly results of operations and net (loss) income from continuing operations cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the unpredictable quarterly variations attributable to our net finance (costs) income, which in turn are comprised of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our R&D costs historically have varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis.
More recently, our selling expenses have increased on a quarter-over-quarter basis due to the ramping up of pre-commercialization activities associated with Macrilen™ (prior to the receipt of a Complete Response Letter from the FDA in November 2014) and to the deployment of our contracted sales force related to our promotional activities associated with EstroGel®.
In addition to the items referred to above, our net (loss) income also has been impacted by net variations attributable to our discontinued operations related to the manufacturing of Cetrotide® and related activities in the third and fourth quarters of 2013.

(10)

Second Quarter MD&A - 2015

Condensed Interim Consolidated Statement of Financial Position Information

	As at June 30,	As at December 31,
	2015	2014
	$	$
Cash and cash equivalents[1]	45,458	34,931
Trade and other receivables and other current assets	1,942	1,286
Restricted cash equivalents	703	760
Property, plant and equipment	344	797
Other non-current assets	8,799	9,661
Total assets	57,246	47,435
Payables and other current liabilities	5,329	7,304
Current portion of deferred revenues	250	270
Warrant liability	27,684	8,225
Non-financial non-current liabilities[2]	14,576	17,152
Total liabilities	47,839	32,951
Shareholders' equity	9,407	14,484
Total liabilities and shareholders' equity	57,246	47,435
_________________________

[1]	Of which approximately $5.8 million was denominated in EUR as at June 30, 2015 ($3.6 million as at December 31, 2014)

[2]	Comprised mainly of employee future benefits and provisions for onerous contracts.
The increase in cash and cash equivalents as at June 30, 2015, as compared to December 31, 2014, is due to the receipt of net proceeds of $34.4 million in connection with the March 2015 Offering, by variations in components of our working capital and by the effect of exchange rate fluctuations.
The decrease in payables and other current liabilities as at June 30, 2015, as compared to December 31, 2014, is mainly explained by the decrease of our provision for restructuring costs, following severance payments made during the first half of 2015, as well as by the lower comparative exchange rate of the EUR against the US dollar, which strengthened by approximately 8.2% from December 31, 2014 to June 30, 2015.
Our warrant liability increased from December 31, 2014 to June 30, 2015 predominantly due to the issuance of 74.6 million additional share purchase warrants in connection with the March 2015 Offering, as discussed above, and to net fair value losses of $6.4 million, which were recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding share purchase warrants. This increase was partly offset by a $5.9 million reduction resulting from the early expiry and derecognition of 21.1 million warrants previously issued in connection with offerings completed in November 2013 and January 2014 and by a $2.1 million reduction resulting from the the exercise of 3.5 million warrants.
The decrease in shareholders' equity as at June 30, 2015, as compared to December 31, 2014, is mainly attributable to the net increase in our deficit due to the recording of our year-to-date net loss, partly offset by an actuarial gain on our pension-related employee benefit obligation. This decrease in shareholders' equity is partly offset by the increase in our share capital following the issuance of shares in connection with the March 2015 Offering and by the increase in our accumulated other comprehensive income due to foreign currency translation adjustments.

(11)

Second Quarter MD&A - 2015

Financial Liabilities, Obligations and Commitments
We have certain contractual lease obligation commitments. Expected future minimum lease payments and future minimum sublease receipts under non-cancellable operating leases (subleases) are as follows:

	As at June 30, 2015
(in thousands)	Minimum lease payments	Sublease income
	$	$
Less than 1 year	1,316	(342)
1 – 3 years	2,200	(376)
4 – 5 years	1,440	—
More than 5 years	519	—
Total	5,475	(718)
Subsequent to quarter-end, our lease arrangement in Germany for laboratory, office, and storage space was terminated, and we entered into a new lease agreement for the rental of less space on the same premises as compared to our former arrangement. The new lease expires on April 30, 2021 and is subject to renewal upon notice by us for two additional four-year periods. Under the terms of the arrangement, the minimum lease payment may be increased or decreased in accordance with the fluctuations in the German consumer price index up to 5% on a cumulative basis. We estimate that the new lease will enable us to save an estimated $0.5 million per year commencing in 2016 and through the expiry of the lease term.
Outstanding Share Data
As at August 12, 2015, we had 182,287,925 common shares issued and outstanding, as well as 4,156,986 stock options and 72,282,659 warrants outstanding.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling expenses, general and administrative expenses and working capital.
Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns under various "At-the-market" sales programs as our primary source of liquidity.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise.
We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, as well as from the drawdowns under various "At-the-market" programs.
Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the statement of financial position date of June 30, 2015.
We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other activities, as well as via the issuance of new share capital or other securities.

(12)

Second Quarter MD&A - 2015

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Cash and cash equivalents - Beginning of period	53,259	45,752	34,931	43,202
Cash flows from operating activities:
Cash used in operating activities from continuing operations	(8,145)	(6,463)	(18,016)	(15,679)
Cash provided by (used in) operating activities from discontinued operations	30	86	(284)	(271)
	(8,115)	(6,377)	(18,300)	(15,950)
Cash flows from financing activities:
Net cash (used in) provided by financing activities	—	—	28,737	12,446

Cash flows from investing activities:
Net cash (used in) provided by investing activities	(8)	(32)	484	(39)
Effect of exchange rate changes on cash and cash equivalents	322	210	(394)	(106)
Cash and cash equivalents - End of period	45,458	39,553	45,458	39,553

Operating Activities
Cash used in operating activities totalled $8.1 million and $18.3 million for the three-month and six-month periods ended June 30, 2015, respectively, compared to $6.4 million and $16.0 million for the same periods in 2014.
The increase in cash used in operating activities for the three-month period ended June 30, 2015 as compared to the same period in 2014 is due in large part to higher disbursements related to trade accounts payables.
The increase in cash used in operating activities for the six-month period ended June 30, 2015 as compared to the same period in 2014 is mainly related to the higher loss from operations and to severance payments made earlier in 2015 in connection with our resource optimization program.
We expect net cash used in operating activities to slightly increase in the second half of 2015, as compared to the first half of 2015, mainly as we expect that our net disbursements associated with our R&D activities will be higher, due to the expected increase in third-party costs associated with the recent initiation of our confirmatory Phase 3 clinical trial for Macrilen™. This expected increase is also related to our heightened promotional activities for which we plan to expand the size of our contracted sales force from 19 to 25 sales representatives in order to support our promotional efforts associated with Saizen®. Additionally, this increase is expected to be partly offset by the recording of higher commissions revenue. This guidance may vary significantly in future periods, most notably in light of ongoing business development initiatives, as discussed further below.
Financing Activities
Cash flows provided by financing activities were nil and $28.7 million for the three-month and six-month periods ended June 30, 2015, respectively, compared to nil and $12.4 million for the same periods in 2014. The increase for the six-month period ended June 30, 2015, as compared to the same period in 2014, is due to higher net proceeds received from the issuance of common shares and warrants.

(13)

Second Quarter MD&A - 2015

Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that our consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to our annual consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012, except as pertaining to the determination of the fair value attributable to the Series A and Series B Warrants and our accrued pension benefit obligation, to which we applied an adjusted discount rate assumption as at June 30, 2015.
Recent Accounting Pronouncements
Not yet adopted
The final version of IFRS 9, Financial instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. We are currently assessing the impact that this new standard may have on our consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact that this new standard may have on our consolidated financial statements.
Outlook for the remainder of 2015
Commercial Development
EstroGel®
Our promotional efforts associated with EstroGel® are expected to continue to become more focused, and ongoing activities by our contract sales force are expected to continue to result in our exceeding pre-established unit sales baseline thresholds on a total nation basis.

(14)

Second Quarter MD&A - 2015

Saizen®
With the recent start of the promotion of Saizen®, we recognize the value of direct promotion in the category of growth hormone treatments, and we look forward to achieving increased market share and growth for Saizen® by significantly increasing the share-of-voice in support of this product.
Expansion of our Commercial Portfolio
With our focus to become a growth-oriented, commercially operating specialty biopharmaceutical organization, and in addition to our commitment to developing key product candidates in our existing pipeline, we expect to continue to evaluate potential in-licensing and/or acquisition opportunities, as well as additional promotional or co-promotional arrangements related to targeted commercial products.
Zoptarelin doxorubicin
With regard to our ZoptEC Phase 3 clinical trial in collaboration with Ergomed, we will continue to monitor patients in North America, Europe and Israel, such that we are able to secure a second interim analysis during Q4 2015.
Macrilen™
We plan to initiate patient recruitment for the confirmatory Phase 3 trial in AGHD in the third quarter of this year. Our goal is also to initiate the QT study at the beginning of 2016. We currently estimate that it will take approximately 18 months to complete the trials, with a combined expenditure of between $6 million and $7 million over that period.
Summary of key expectations for revenues, operating expenditures and cash flows
As noted above, we expect to continue to record commissions revenue in subsequent quarters in connection with our co-promotion agreement for EstroGel and our promotional services agreement for Saizen®. As for license fee revenues, we will continue to recognize the amortization of deferred revenues related to the agreements we entered into with Sinopharm in 2014, as mentioned above.
As discussed above, excluding the impact of foreign exchange rate fluctuations, we continue to expect that we will incur R&D costs of between $21 million and $23 million for the year ended December 31, 2015, including the recent initiation of our confirmatory Phase 3 clinical trial for Macrilen™.
As noted above, our main focus for R&D efforts will be on our later-stage compounds, zoptarelin doxorubicin and our related Phase 3 ZoptEC clinical trial as well as on Macrilen™ and our related confirmatory Phase 3 clinical trial, where we continue to anticipate substantial investment to fund ongoing development initiatives. More specifically, we currently estimate that we will incur approximately $12 million pursuant to our agreements with Ergomed over the next 18 months as we complete our confirmatory Phase 3 clinical trial for Macrilen™ and as we proceed and complete our ZoptEC trial and assuming that upcoming second interim results justify continuing this study.
We expect that selling expenses will increase for the year ended December 31, 2015, as compared to the year ended December 31, 2014, mainly due to our increased promotional activities associated with EstroGel® and Saizen®.
Excluding the impact of foreign exchange rate fluctuations, we expect that our G&A expenses will increase for the year ended December 31, 2015, as compared to the year ended December 31, 2014, mainly due to the aforementioned recording of transaction costs in connection with the completion of the March 2015 Offering.
Excluding any foreign exchange impacts, we now expect that our overall operating burn in 2015 will range from $35 million to $37 million as we continue to fund ongoing operating activities and working capital requirements. The increase, compared to our previously announced guidance, is due to our expected higher net disbursements associated with our R&D activities, mainly as we expect to incur higher third-party costs associated with the recent initiation of our confirmatory Phase 3 clinical trial for Macrilen™, and with our heightened promotional activities for which we plan to expand the size of our contracted sales force from 19 to 25 sales representatives in order to support our promotional efforts associated with Saizen®.
The preceding summary with regard to our revenue, operating expenditure and cash flow expectations excludes any consideration of any potential strategic commercial initiatives that may be consummated in connection with our efforts to

(15)

Second Quarter MD&A - 2015

expand our commercial operations in the US or elsewhere. As such, the guidance presented in this MD&A is subject to revision based on new information that is not currently known or available.
Financial Risk Factors and Other Instruments
Fair value risk
As noted above, the change in fair value of our warrant liability, which is measured at fair value through profit or loss, results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and of the Black-Scholes option pricing models. These valuation models are impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in our consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in our common share closing price, which on the NASDAQ has ranged from $0.27 to $0.84 during the six-month period ended June 30, 2015.
If variations of -10% and +10% in the market price of our common shares were to occur, the impact on our net loss for the warrant liability held at June 30, 2015 would be as follows:

(in thousands)	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	27,684	1,662	(1,184)
Total impact on net loss – decrease / (increase)		1,662	(1,184)
Liquidity risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure and by continuously monitoring actual and projected cash flows. Our Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our obligations and existing commitments as they fall due at least through June 30, 2016. In making this assessment, we took into account all available information about the future, which is at least, but not limited to, twelve months from the end of the most recent reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond June 30, 2016 and to fund our activities is dependent on our ability to secure additional funding, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, share and other security issuances and other financing activities. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to us.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash equivalents. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure that we invest our cash in creditworthy and reputable financial institutions.

(16)

Second Quarter MD&A - 2015

The maximum exposure to credit risk approximates the amount recognized on our condensed interim consolidated statement of financial position.
Related Party Transactions and Off-Balance Sheet Arrangements
In addition to recurring payments made to members of our key management team, during the three-month and six-month periods ended June 30, 2014, we incurred $35,000 and $38,000 (nil for the three-month and six-month periods ended June 30, 2015), respectively, in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.
As at June 30, 2015, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.
Risk Factors and Uncertainties
Risks Associated with Operations

•
Our product candidates are currently in the development stage. It is impossible to ensure that the R&D activities related to these product candidates will result in the creation of profitable operations.

•
We are currently developing our product candidates based on R&D activities, preclinical testing and clinical trials conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products successfully and on a timely basis, we may become non-competitive and unable to recover the R&D and other expenses we incur to develop and test new products. Additionally, if we are unable to successfully complete our clinical trial programs, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

•
Even if our products are approved for commercialization, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including, but not limited to: demonstration of clinical efficacy and safety; the prevalence and severity of any adverse side effects; limitations or warnings contained in the product's approved labeling; availability of alternative treatments for the indications we target; the advantages and disadvantages of our products relative to current or alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, healthcare payers and others in the medical community, who may not accept or utilize our products, our ability to generate significant revenues from our products would be limited and our financial condition could be materially adversely affected. In addition, if we fail to penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

•
We rely heavily on our proprietary information in developing and manufacturing our product candidates, and our success will depend, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. We may not obtain adequate protection for our products through our intellectual property, despite efforts to protect our proprietary rights from unauthorized use or disclosure. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected. In addition to patent protection, we may rely on other protections provided in the United States or elsewhere, such as new chemical entity or new formulation exclusivity, to provide market exclusivity for a product candidate. We cannot provide any assurance that zoptarelin doxorubicin or any of our drug candidates will obtain any market exclusivity, and, as a result, the absence of market exclusivity may have an adverse impact on our operating results, financial position and cash flows.

(17)

Second Quarter MD&A - 2015

•
We are currently dependent on certain strategic relationships with third parties and may enter into future collaborations for the research and development of our product candidates. Our arrangements with these third parties may not provide us with the benefits we expect and may expose us to a number of risks. We are dependent on, and rely upon, third parties to perform various functions related to our business, including, but not limited to, the research and development of some of our product candidates. Our reliance on these relationships poses a number of risks. We may not realize the contemplated benefits of such agreements nor can we be certain that any of these parties will fulfill their obligations in a manner which maximizes our revenue. These arrangements may also require us to transfer certain material rights or issue our equity, voting or other securities to collaborators, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue.

•
We expect to rely on third parties to manufacture and supply marketed products. We also have or may have certain supply obligations vis-à-vis our existing and potential licensees, who are or will be responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our licensees.

•
We have incurred, and expect to continue to incur, substantial expenses in our efforts to develop and market products. Consequently, we have incurred operating losses historically and in each of the last several years, and our operating losses have adversely impacted, and will continue to adversely impact, our working capital, total assets, operating cash flows and shareholders' equity. We do not expect to reach operating profitability in the immediate future, and our operating expenses are likely to continue to represent a significant component of our overall cost profile as we continue our R&D and clinical study programs, seek regulatory approval for our product candidates and carry out commercial activities. Even if we succeed in developing, acquiring or in-licensing new commercial products, we could incur additional operating losses for at least the next several years. If we do not ultimately generate sufficient revenue from commercialized products and achieve or maintain operating profitability, an investment in our company could result in a significant or total loss.

•
In connection with our strategy to further transform the Company into a commercially operating specialty biopharmaceutical organization, we may enter into commercial arrangements with third parties, including but not limited to promotion, co-promotion, acquisition or in-licensing agreements, in efforts to establish and expand our commercial revenue base. We can provide no assurance that we will be able to identify potential product candidates or strategic commercial partners or, if we identify such product candidates or partners, that any related commercial arrangements will be consummated on terms that are favorable to us. To the extent that we are successful in entering into any strategic commercial arrangements or acquisition or in-licensing agreements with third parties, we cannot provide any assurance that any resulting initiatives or activities will be successful. To the extent that any related investments in such arrangements do not yield the expected benefits, our business, financial condition and results of operations may be materially adversely affected.

•
Future acquisitions or in-licensed products may not be successfully integrated. The failure to successfully integrate the personnel and operations of businesses that we may acquire or of products that we may in-license in the future with our existing operations, business and products could have a material adverse effect on our operations and results.

Risks Related to Our Financial Condition, Capital Requirements and Going Concern

•
We will require significant additional financing, and we may not have access to sufficient capital. We may require additional capital to pursue planned clinical trials, regulatory approvals, as well as further R&D and marketing efforts for our product candidates and potential products. We may attempt to raise additional funds through public or private financings, collaborations with other pharmaceutical companies or from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available to us on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity securities or securities convertible into or exchangeable or exercisable for equity securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing or the issuance of dividend-paying preferred shares could result in a substantial portion of our future cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness or the payment of dividends on such preferred shares and could impose restrictions on our

(18)

Second Quarter MD&A - 2015

operations and on our ability to make certain expenditures and/or incur additional indebtedness. This could render us more vulnerable to competitive pressures and economic downturns.
Risks Associated with Regulatory Matters

•
We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is both safe and effective. None of our current product candidates have to date received regulatory approval for their intended commercial sale. In general, significant R&D and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Though we may engage a contract research organization with experience in conducting regulatory trials, errors in the conduct, monitoring and/or auditing could invalidate the results from a regulatory perspective. Even if a product candidate is approved by the FDA, Health Canada's Therapeutic Products Directorate or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recover our investment in that product candidate. In addition, there can be no assurance that we will ever obtain all or any required regulatory approvals for any of our product candidates. Further, even if we receive marketing approval for our product candidates, such product approvals could be subject to restrictions or withdrawals. Regulatory requirements are subject to change.

•
We have limited experience in filing a new drug application ("NDA"), or similar application for approval in the US or in any country for our current product candidates, which may result in a delay in, or the rejection of, our filing of an NDA or similar application. During the drug development process, regulatory agencies will typically ask questions of drug sponsors. While we endeavor to answer all such questions in a timely fashion, some questions may not be answered in time to prevent the delay of acceptance of an NDA or the rejection of the NDA.

Risks Related to Our Organizational Structure and Key Personnel

•
Aeterna Zentaris Inc. is a holding company, and a substantial portion of our non-cash assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our shares to participate in those assets, are subject to the prior claims of such subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary's creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our shares.

•
We are subject to intense competition for our skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair our ability to conduct our operations. We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to our success. Reductions in our staffing levels have eliminated redundancies in key capabilities and skill sets among our full-time staff and required us to rely more heavily on outside consultants and third parties. The competition for qualified personnel in the biopharmaceutical field is intense, and if we are not able to continue to attract and retain qualified personnel and/or maintain positive relationships with our outside consultants, we may not be able to achieve our strategic and operational objectives.

Risks Related to Our Listing on the NASDAQ and the TSX

•
There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ's continued listing requirements, our common shares may be delisted. On December 19, 2014, we received a notice from the NASDAQ regarding our failure to comply with the NASDAQ's $1.00 minimum bid price requirement. We have until December 14, 2015 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common shares must be at least $1.00 per share for a minimum of ten consecutive business days.  We believe that the issuance of common shares upon the exercise of Series B Warrants is exerting downward pressure on the trading price of our common shares. If our belief is correct, the continued issuance of common shares upon the exercise

(19)

Second Quarter MD&A - 2015

of Series B Warrants and the sale of all or part of such common shares could prevent the closing bid price of our common shares from reaching $1.00 for ten consecutive business days. There can be no assurance that we will be able to maintain our listing on the NASDAQ. Any delisting of our common shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

•
The market price of our common shares is subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can swing dramatically in ways unrelated to, or that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors' products in the US, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the US, Canada or abroad.

•
Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Risk Associated with a Class Action Lawsuit

•
The Company and certain of its current and former officers are defendants in a purported class-action lawsuit pending in the United States District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™, a product that we developed for use in the diagnosis of adult growth hormone deficiency, and the prospects for the approval of our NDA for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of our common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court. While we believe that we have meritorious defenses and intend to defend this purported lawsuit vigorously, we cannot currently predict the outcome of this suit or reasonably estimate potential loss, if any, from this suit. Accordingly, we have not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and we could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, our applicable director's and officers' insurance policies and could have a material adverse impact on our financial condition, results of operations, liquidity, and cash flows.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

(20)

Second Quarter MD&A - 2015

Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
On behalf of management,

/s/ Dennis Turpin

Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
August 13, 2015

(21)

Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at June 30, 2015 and for the three-month and six-month periods ended
June 30, 2015 and 2014
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4
Condensed Interim Consolidated Statements of Comprehensive Loss	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

(2)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	June 30, 2015	December 31, 2014
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 4)	45,458	34,931
Trade and other receivables	1,450	867
Prepaid expenses and other current assets	492	419
	47,400	36,217
Restricted cash equivalents	703	760
Property, plant and equipment	344	797
Other non-current assets	485	622
Identifiable intangible assets	284	352
Goodwill	8,030	8,687
	57,246	47,435
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 5)	4,876	5,799
Provision for restructuring costs (note 6)	453	1,505
Deferred revenues	250	270
	5,579	7,574
Deferred revenues	624	809
Warrant liability (note 7)	27,684	8,225
Employee future benefits (note 8)	12,961	15,053
Provisions and other non-current liabilities	991	1,290
	47,839	32,951
SHAREHOLDERS' EQUITY
Share capital (note 9)	167,517	150,544
Other capital	87,183	86,639
Deficit	(246,197)	(222,322)
Accumulated other comprehensive income (loss)	904	(377)
	9,407	14,484
	57,246	47,435
Basis of preparation (note 1)
Commitments and contingencies (note 17)
Subsequent events (note 18)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

/s/ David A. Dodd	/s/ Gérard Limoges
David A. Dodd Chairman of the Board	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
For the six-month periods ended June 30, 2015 and 2014
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive (loss) income	Total
		$	$	$	$	$	$
Balance - January 1, 2015	65,509,077	150,544	—	86,639	(222,322)	(377)	14,484
Net loss	—	—	—	—	(24,835)	—	(24,835)
Other comprehensive income:
Actuarial gain on defined benefit plans (note 8)	—	—	—		960	—	960
Foreign currency translation adjustments	—	—	—	—	—	1,281	1,281
Comprehensive (loss) income		—	—	—	(23,875)	1,281	(22,594)
Share issuances in connection with a public offering (note 9)	25,048,065	6,251	—	—	—	—	6,251
Pre-funded warrant issuances in connection with a public offering (note 9)	—	—	8,653	—	—	—	8,653
Share issuances pursuant to the exercise of pre-funded warrants (note 9)	34,629,355	8,653	(8,653)	—	—	—	—
Share issuances pursuant to the exercise of non pre-funded warrants (note 7 and 9)	14,694,111	2,069	—	—	—	—	2,069
Share-based compensation costs	—	—	—	544	—	—	544
Balance - June 30, 2015	139,880,608	167,517	—	87,183	(246,197)	904	9,407

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2014	45,312,009	134,101	86,107	(203,925)	781	17,064
Net loss	—	—	—	(9,380)	—	(9,380)
Other comprehensive loss:
Actuarial loss on defined benefit plans	—	—	—	(2,070)	—	(2,070)
Foreign currency translation adjustments	—	—	—	—	(94)	(94)
Comprehensive loss		—	—	(11,450)	(94)	(11,544)
Share issuances in connection with a registered direct offering	11,000,000	4,340	—	—	—	4,340
Share issuances in connection with "At-the-Market" drawdowns	201,960	263	—	—	—	263
Share-based compensation costs	—	—	126	—	—	126
Balance - June 30, 2014	56,513,969	138,704	86,233	(215,375)	687	10,249
_________________________
1    Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three-month and six-month periods ended June 30, 2015 and 2014
(in thousands of US dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2015	2014	2015	2014
	$	$	$	$
Revenues
License fees and other	197	—	270	—
	197	—	270	—
Operating expenses
Research and development costs	4,476	5,462	8,941	11,292
General and administrative expenses	2,001	2,471	5,445	4,444
Selling expenses	1,709	477	3,409	869
	8,186	8,410	17,795	16,605
Loss from operations	(7,989)	(8,410)	(17,525)	(16,605)
Finance income (note 11)	444	3,161	239	7,150
Finance costs (note 11)	(7,603)	—	(7,498)	(98)
Net finance (costs) income	(7,159)	3,161	(7,259)	7,052
Net loss from continuing operations	(15,148)	(5,249)	(24,784)	(9,553)
Net income (loss) from discontinued operations	49	225	(51)	173
Net loss	(15,099)	(5,024)	(24,835)	(9,380)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(494)	(117)	1,281	(94)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	2,261	(1,111)	960	(2,070)
Comprehensive loss	(13,332)	(6,252)	(22,594)	(11,544)
Net loss per share (basic and diluted) from continuing operations	(0.14)	(0.09)	(0.27)	(0.17)
Net income (loss) per share (basic and diluted) from discontinued operations	0.00	0.00	0.00	0.00
Net loss (basic and diluted) per share	(0.14)	(0.09)	(0.27)	(0.17)
Weighted average number of shares outstanding (notes 9 and 15):
Basic	110,639,931	56,513,969	91,254,475	55,722,113
Diluted	110,639,931	56,513,969	91,254,475	55,722,113

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three-month and six-month periods ended June 30, 2015 and 2014
(in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2015	2014	2015	2014
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(15,148)	(5,249)	(24,784)	(9,553)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 7)	7,603	(2,190)	6,413	(7,070)
Provision for restructuring costs (note 6)	(45)	—	(190)	—
Depreciation, amortization, impairment and reversal of impairment	234	660	223	804
Share-based compensation costs	289	62	544	100
Employee future benefits (note 8)	99	143	199	319
Amortization of deferred revenues	(62)	—	(125)	—
Foreign exchange gain loss on items denominated in foreign currencies	(387)	(350)	830	(51)
Gain on disposal of equipment	—	—	(274)	—
Other non-cash items	(14)	1	89	105
Net gain associated with amendment of warrant agreement and derecognition of expired warrants (note 9)	—	—	(162)	—
Transaction costs allocated to warrants issued (note 9)	—	—	1,451	666
Changes in operating assets and liabilities (note 12)	(714)	460	(2,230)	(999)
Net cash used in operating activities of discontinued operations	30	86	(284)	(271)
Net cash used in operating activities	(8,115)	(6,377)	(18,300)	(15,950)
Cash flows from financing activities
Proceeds from issuances of common shares and warrants, net of cash transaction costs of $2,560 in 2015 (note 9) and $1,043 in 2014	—	—	34,440	12,446
Payment pursuant to warrant amendment agreements (note 9)	—	—	(5,703)	—
Net cash provided by financing activities	—	—	28,737	12,446
Cash flows from investing activities
Disposals of equipment	—	—	492	—
Purchases of equipment	(8)	(32)	(8)	(39)
Net cash (used in) provided by investing activities	(8)	(32)	484	(39)
Effect of exchange rate changes on cash and cash equivalents	322	210	(394)	(106)
Net change in cash and cash equivalents	(7,801)	(6,199)	10,527	(3,649)
Cash and cash equivalents – Beginning of period	53,259	45,752	34,931	43,202
Cash and cash equivalents – End of period	45,458	39,553	45,458	39,553

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Basis of preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with Aeterna Zentaris Inc.'s ("Aeterna Zentaris" or the "Company") annual consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012, which have been prepared in accordance with IFRS, as issued by the IASB.
The accounting policies adopted in these condensed interim consolidated financial statements are consistent with those of the previous financial year.
On January 1, 2015, the Company and its US subsidiary, Aeterna Zentaris, Inc., changed their functional currency from the Euro to the US dollar, given that changes to underlying transactions, events and conditions indicated that the US dollar more appropriately reflects the primary economic environment in which these entities operate. This change in functional currency was accounted for prospectively.
In light of the increased level of commercial initiatives, management determined that in order to appropriately reflect the current nature of the Company's operations, the former consolidated statement of comprehensive loss line item "Selling, general and administrative expenses" should be disaggregated into two different line items: "General and administrative expenses" as well as "Selling expenses". Comparative amounts have been disaggregated consistently.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on August 13, 2015.
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value through profit or loss ("FVTPL").

2	Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our condensed interim consolidated financial statements were the same as those that applied to the Company's annual consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012. See also note 7 – Warrant liability and note 8 – Employee future benefits.

(7)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

3	Recent accounting pronouncements
Not yet adopted
The final version of IFRS 9, Financial instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. The Company is currently assessing the impact, if any, that this new standard will have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact that this new standard may have on the Company's consolidated financial statements.

4	Cash and cash equivalents

	As at June 30,	As at December 31,
	2015	2014
	$	$
Interest-bearing deposits with maturities of three months or less	37,748	24,128
Cash on hand and balances with banks	7,710	10,803
	45,458	34,931
5    Payables and accrued liabilities

	As at June 30,	As at December 31,
	2015	2014
	$	$
Trade accounts payable	2,258	3,153
Accrued research and development costs	1,258	1,073
Salaries, employment taxes and benefits	392	560
Current portion of onerous contract provisions	403	322
Other accrued liabilities	565	691
	4,876	5,799

(8)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6	Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee approved the Company's global resources optimization program (the "Resource Optimization Program"), which has been rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. The Resource Optimization Program, the goal of which is to streamline research and development ("R&D") activities and increase commercial operations and flexibility, is expected to result in the ultimate termination of 28 employees at the Company. As at June 30, 2015, management estimates that remaining staff departures will be substantially complete by August 31, 2015.
Upon approval of the Resource Optimization Program, a provision for restructuring costs was recorded. Total estimated restructuring costs associated with the Resource Optimization Program included severance payments, an onerous lease provision and other directly related costs and may vary as a result of changes in the underlying assumptions applied thereto.
The change in the Company's provision for restructuring costs can be summarized as follows:

Six months ended June 30, 2015
$
Balance – Beginning of period	1,651
Additional provision recognized	56
Utilization of provision	(826)
Unused provision reversed due to changes in assumptions	(246)
Impact of foreign exchange rate changes	(147)
Balance – End of period	488
Less: non-current portion	(35)
453

7	Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Six months ended June 30, 2015
$
Balance – Beginning of period	8,225
Share purchase warrants issued during the period (note 9)	20,980
Derecognition due to early expiry (note 9)	(5,865)
Share purchase warrants exercised during the period	(2,069)
Change in fair value of share purchase warrants	6,413
Balance – End of period	27,684

(9)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants that are classified as a liability is provided below.

	Six months ended June 30, 2015			Year ended December 31, 2014
	Number		Weighted average exercise price	Number	Weighted average exercise price
Balance – Beginning of period	28,785,189		1.87	20,107,410	2.34
Issued	74,596,775	*	0.81	8,800,000	1.25	**
Exercised	(3,469,736)		0.72	—	—
Expired (note 9)	(21,697,784)		1.44	(122,221)	7.50
Balance – End of period	78,214,444		1.02	28,785,189	1.87
_________________________

*	29,838,710 of which represent the Series B Warrants (see note 9 – Share capital), which may be exercised on an alternate cashless basis, as discussed below.
**As adjusted.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing models as at June 30, 2015 in order to determine the fair value of all outstanding warrants, with the exception of the Series B Warrants, as defined and discussed below. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13").

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)	Fair value per equivalent share($)	Fair value of warrants
March 2015 Series A Warrants (e)	44,758,065	0.28	0.81	1.53%	93.51%	4.70	0.00%	0.19	8,617
January 2014 Warrants (note 9)	333,334	0.28	0.14	1.17%	102.85%	3.54	0.00%	0.21	71
July 2013 Warrants	2,600,000	0.28	1.85	1.03%	87.80%	3.08	0.00%	0.05	125
October 2012 Investor Warrants	2,970,000	0.28	3.45	0.75%	85.92%	2.30	0.00%	0.01	33
April 2010 Investor Warrants	740,737	0.28	9.00	0.28%	73.84%	0.30	0.00%	0.00	—
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions.

In addition to the availability of standard cashless exercise provisions, the Series B Warrants (defined and discussed in note 9 – Share capital) may be exercised on an alternate cashless basis in accordance with their terms, which provide that, if on any day occurring on or after May 26, 2015, and through the expiry date of the Series B Warrants, which is September 10, 2016, the Company's per-share volume weighted average price ("VWAP") on the NASDAQ fails to be greater than $0.74 for the ten consecutive trading day period ended on the trading day immediately preceding such day, the holders of the Series B Warrants may exercise the warrants on an alternative cashless basis. Such an exercise permits the holder to obtain a number of common shares equal to: 200% of (i) the total number of common shares with respect to

(10)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

which the Series B Warrant is then being exercised multiplied by (ii) 0.81 divided by (iii) 85% of the quotient of (A) the sum of the VWAP of the common share for each of the five lowest trading days during the fifteen trading day period ending on and including the trading day immediately prior to the applicable Exercise Date, divided by (B) five, less (iv) the total number of common shares with respect to which the Series B Warrant is then being exercised.
Management has determined that, in light of the alternate cashless exercise feature and of actual Series B Warrant exercises since original issuance (see also note 18 – Subsequent events), application of the Black-Scholes option pricing model no longer appropriately reflects the fair value of the Series B Warrants outstanding at a given statement of financial position date. Instead, management has determined that the application of an intrinsic valuation method is more representative of the market value of the Series B Warrants.
While the number of common shares that would be issued pursuant to any alternative cashless exercise is not currently determinable, exercises of Series B Warrants that are performed on an alternate cashless basis could result in the issuance of a substantially larger number of the Company's common shares than otherwise would be issued following a standard cash or cashless exercise of the Series B Warrants.
As such, the Company has attributed a value to the Series B Warrants via the application of the aforementioned alternate cashless exercise formula, reflecting relevant market data as at June 30, 2015, summarized as follows:

Number of Series B Warrants outstanding		26,812,308
Estimated potential number of equivalent shares	(a)	134,247,092
Applicable VWAP, as calculated per above		$0.27
Market value per share price		$0.28
Estimated intrinsic value per Series B Warrant		$0.70
Fair value of Series B Warrants outstanding		$18,838
______________
(a) The number of common shares that would be issued pursuant to an alternative cashless exercise if the exercise of all of the Series B Warrants had occurred on June 30, 2015.
The intrinsic valuation model described above applies "Level 2" inputs, as defined by IFRS 13.

8	Employee future benefits
The change in the Company's accrued benefit obligations can be summarized as follows:

	Six months ended June 30, 2015
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balance – Beginning of period	14,619	434	15,053
Current service cost	53	7	60
Interest cost	135	4	139
Actuarial gain arising from change in discount rate assumption	(960)	—	(960)
Benefits paid	(190)	(60)	(250)
Impact of foreign exchange rate changes	(1,047)	(34)	(1,081)
Balance – End of period	12,610	351	12,961
Amounts recognized:
In comprehensive loss	(188)	(11)	(199)
In other comprehensive income (loss)	2,007	34	2,041

(11)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. From December 31, 2014 to June 30, 2015, management determined that the discount rate assumption should be adjusted from 2.0% to 2.4% as a result of changes in the European economic environment.

9	Share capital
Public offering
On March 11, 2015, the Company completed a public offering of 59,677,420 units (the "Units"), with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $0.62 per Unit (the "March 2015 Offering").
Total cash proceeds raised through the March 2015 Offering amounted to $37,000,000, less cash transaction costs of approximately $2,560,000 and previously deferred transaction costs of $7,000.
The Series A Warrants are exercisable for a period of five years at an exercise price of $0.81 per share, and the Series B Warrants are exercisable for a period of 18 months at an exercise price of $0.81 per share. Both the Series A and Series B warrants are subject to certain anti-dilution provisions. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 74,596,775 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price. However, both the Series A and Series B Warrants may at any time be exercised on a "net" or "cashless" basis, and, in addition to standard cashless exercise provisions, as discussed above, the Series B Warrants may be exercised on an alternate cashless basis. The exercise of Series B Warrants performed on an alternate cashless basis could result in the issuance of a substantially larger number of the Company's common shares than otherwise would be issued following a standard cash or cashless exercise. See also note 7 – Warrant liability.
Between May 26, 2015 and June 30, 2015, 3,026,402 of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of 14,356,599 common shares (see also note 18 – Subsequent events).
The Company estimated the fair value attributable to the Series A and Series B warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: Series A warrants: a risk-free annual interest rate of 1.59%, an expected volatility of 95.11%, an expected life of 5 years and a dividend yield of 0.0%; Series B warrants: a risk-free annual interest rate of 0.47%, an expected volatility of 97.34%, an expected life of 18 months and a dividend yield of 0.0%. As a result, on March 11, 2015, the total fair value of the share purchase warrants was estimated at $20,980,000.
The Series C Warrants were offered in the March 2015 Offering to investors whose purchase of Units would have resulted in their beneficially owning more than an "initial beneficial ownership limitation" of either 4.9% or 9.9% following the offering. The Series C Warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $0.62 per share, were fully exercised between March 23, 2015 and June 15, 2015. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants were pre-funded by investors and therefore were included in the proceeds of the offering. No additional consideration was remitted to the Company upon exercise of the Series C Warrants.
Total gross proceeds of the March 2015 Offering were allocated as follows: $20,980,000 was allocated to the warrant liability, $9,296,000 was allocated to pre-funded warrants, and the balance of $6,724,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $1,451,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $473,000 was allocated to Share capital and an amount of $643,000 was allocated to pre-funded warrants. Upon exercise of the Series C Warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.

(12)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Warrant Amendment Agreements
In connection with the March 2015 Offering, the holders of 21,123,332 of the 21,900,000 then outstanding warrants issued by the Company in connection with public offerings completed in November 2013 and January 2014 entered into an amendment agreement that caused such previously issued warrants to expire and terminate. The Company made a cash payment in the aggregate amount of $5,703,000 as consideration to the relevant warrantholders in exchange for the latter agreeing to the aforementioned amendment. Upon expiry of the warrants in question, the Company recognized a gain of $5,865,000 and derecognized the expired warrants. The gain on derecognition was recorded, net of the aforementioned amendment fee, within finance income in the accompanying condensed interim consolidated statement of comprehensive loss (see note 11 – Finance income and finance costs). For holders of the remaining 776,668 outstanding warrants issued by the Company in connection with the November 2013 and the January 2014 offerings who did not enter into a warrant amendment agreement, the exercise price of the corresponding warrants was reduced to $0.14 per share in accordance with the terms thereof.
Stock options
The following tables summarize the activity under the Company's stock option plan.

	Six months ended		Year ended
	June 30, 2015		December 31, 2014
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	3,397,031	1.88	1,759,794	3.40
Granted	300,000	0.53	1,951,500	0.93
Forfeited	(25,329)	2.85	(314,263)	4.55
Balance – End of period	3,671,702	1.76	3,397,031	1.88

	Six months ended		Year ended
	June 30, 2015		December 31, 2014
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of period	494,106	10.11	652,779	12.91
Forfeited	(6,072)	10.34	(81,679)	7.50
Expired	(2,750)	30.05	(76,994)	36.62
Balance – End of period	485,284	9.99	494,106	10.11

(13)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10	Compensation of key management and other employee benefit expenses
Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Key management personnel*:
Salaries and short-term employee benefits	658	443	1,438	1,155
Share-based compensation costs	237	23	477	37
Post-employment benefits	19	7	44	27
Termination benefits	—	—	—	439
	914	473	1,959	1,658
Other employees:
Salaries and short-term employee benefits	1,217	2,002	2,443	4,091
Share-based compensation costs	52	39	67	63
Post-employment benefits	125	230	258	502
Termination benefits	(36)	180	26	180
	1,358	2,451	2,794	4,836
	2,272	2,924	4,753	6,494
_________________________
* Key management includes the Company's directors and members of the executive management team.
In addition to recurring payments made to members of our key management team, during the three-month and six-month periods ended June 30, 2014, the Company incurred $35,000 and $38,000 (nil for the three-month and six-month periods ended June 30, 2015), respectively, in professional fees for services rendered by one of the members of the Company's Board of Directors in connection with special tasks mandated by the Company's Nominating, Corporate Governance and Compensation Committee.

(14)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11	Finance income and finance costs
Components of the Company's finance income and finance costs can be summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Finance income
Change in fair value of warrant liability	—	2,190	—	7,070
Net gain associated with amendment of warrant agreement and derecognition of expired warrants (note 9)	—	—	162	—
Gains due to changes in foreign currency exchange rates	389	930	—	—
Interest income	55	41	77	80
	444	3,161	239	7,150
Finance costs
Change in fair value of warrant liability	(7,603)	—	(6,413)	—
Losses due to changes in foreign currency exchange rates	—	—	(1,085)	(98)
	(7,603)	—	(7,498)	(98)
	(7,159)	3,161	(7,259)	7,052

12	Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	126	35	(598)	(233)
Prepaid expenses and other current assets	249	222	(211)	(101)
Payables and accrued liabilities	(877)	358	(415)	(295)
Other non-current assets	50	—	96	—
Provision for restructuring costs (note 6)	(144)	—	(826)	—
Employee future benefits (note 8)	(118)	(107)	(250)	(256)
Provisions and other non-current liabilities	—	(48)	(26)	(114)
	(714)	460	(2,230)	(999)

13	Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D activities, selling expenses, general and administrative expenses and working capital.
Over the past several years, the Company has increasingly raised capital via public equity offerings and drawdowns under various "At-the-Market" sales programs as our primary source of liquidity, as discussed in note 9 – Share capital.

(15)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

14	Financial instruments and financial risk management
Financial assets (liabilities) as at June 30, 2015 and December 31, 2014 are presented below.

June 30, 2015	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	45,458	—	—	45,458
Trade and other receivables	1,174	—	—	1,174
Restricted cash equivalents	703	—	—	703
Payables and accrued liabilities (note 5)	—	—	(4,393)	(4,393)
Provision for restructuring costs (note 6)	—	—	(278)	(278)
Warrant liability (notes 7 and 9)	—	(27,684)	—	(27,684)
Other non-current liabilities	—	—	(124)	(124)
	47,335	(27,684)	(4,795)	14,856

December 31, 2014	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 4)	34,931	—	—	34,931
Trade and other receivables	796	—	—	796
Restricted cash equivalents	760	—	—	760
Payables and accrued liabilities (note 5)	—	—	(5,256)	(5,256)
Provision for restructuring costs (note 6)	—	—	(1,105)	(1,105)
Warrant liability (note 7)	—	(8,225)	—	(8,225)
Other non-current liabilities	—	—	(130)	(130)
	36,487	(8,225)	(6,491)	21,771
Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(a)	Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to cash and cash equivalents, trade and other receivables and restricted cash equivalents. The Company holds its available

(16)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of "Baa1" and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at June 30, 2015, trade accounts receivable for an amount of approximately $836,000 were with two counterparties.
As at June 30, 2015, no trade accounts receivable were past due or impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.

(b)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 13 – Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in absence of sufficient corresponding revenues. The Company's ability to continue future operations beyond June 30, 2016 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms acceptable to the Company.

(c)	Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of the intrinsic valuation and of the Black-Scholes option pricing models. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ has ranged from $0.27 to $0.84 during the six-month period ended June 30, 2015.
If variations of -10% and +10% in the market price of the Company's common shares were to occur, the impact on the Company's net loss related to the warrant liability held at June 30, 2015 would be as follows:

(17)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability	27,684	1,662	(1,184)
Total impact on net loss – decrease / (increase)		1,662	(1,184)

15	Net loss per share
The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Net loss from continuing operations	(15,148)	(5,249)	(24,784)	(9,553)
Net income (loss) from discontinued operations	49	225	(51)	173
Net loss	(15,099)	(5,024)	(24,835)	(9,380)
Basic weighted average number of shares outstanding	110,639,931	56,513,969	91,254,475	55,722,113
Dilutive effect of stock options	—	—	—	—
Dilutive effect of share purchase warrants	134,508,731	—	82,532,999	4,149
Diluted weighted average number of shares outstanding	245,148,662	56,513,969	173,787,474	55,726,262
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	4,156,986	2,395,323	4,156,986	2,149,034
Warrants (number of equivalent shares)	51,068,802	28,907,410	51,068,802	27,302,410
For the three-month and six-month periods ended June 30, 2015, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.
The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as public offerings, which resulted in the issuance of a total of 59,677,420 common shares (see note 9 – Share capital) during the six-month period ended June 30, 2015. Additionally, it has been influenced by the exercise of Series B Warrants (see note 9 – Share capital), which resulted in the issuance of 14,356,599 shares from May 26, 2015 to June 30, 2015. See also note 18 – Subsequent events.

16	Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

(18)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

17	Commitments and contingencies
The Company has certain contractual lease obligation commitments. Expected future minimum lease payments and future minimum sublease receipts under non-cancellable operating leases (subleases) as at June 30, 2015 are as follows:

	Minimum lease payments	Sublease income
	$	$
Less than 1 year	1,316	(342)
1 - 3 years	2,200	(376)
4 - 5 years	1,440	—
More than 5 years	519	—
Total	5,475	(718)
Subsequent to quarter-end, the Company's lease arrangement in Germany for laboratory, office, and storage space was terminated, and the Company entered into a new lease agreement for the rental of less space on the same premises as compared to the Company's former arrangement. The new lease expires on April 30, 2021 and is subject to renewal upon notice by the Company for two additional four-year periods. Under the terms of the arrangement, the minimum lease payment may be increased or decreased in accordance with the fluctuations in the German consumer price index up to 5% on a cumulative basis.
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related, for example, to contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at the end of the periods presented in the accompanying condensed interim consolidated financial statements.
Class Action Lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the United States District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™, a product that the Company developed for use in the diagnosis of adult growth hormone deficiency, and the prospects for the approval of the Company's new drug application for the product by the US Food and Drug Administration. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.
The Company and the other defendants in the lawsuit filed a Motion to Dismiss the lawsuit on May 26, 2015. The plaintiffs filed their response to the Motion to Dismiss on July 9, 2015. The court will hear oral arguments on the Motion to Dismiss on August 20, 2015. The Company does not know when the court will issue its ruling on the Motion to Dismiss.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments) if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred and no reserve is established for them.

(19)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

While the Company believes that it has meritorious defenses and intends to defend this purported lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on its financial condition, results of operations, liquidity, and cash flows.

18	Subsequent events
Between July 1, 2015 and August 12, 2015, the Company issued a total of 42,407,317 common shares pursuant to the exercise of 5,931,785 Series B Warrants on an alternate cashless basis.

(20)